[DGS Letterhead]

July 17, 2006

H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Amendment No. 3 to Venoco, Inc. Registration Statement on Form S-1

Dear Mr. Schwall:

        Set forth below are responses of Venoco, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated June 30, 2006, regarding Amendment No. 2 to the Company's Registration Statement on Form S-1 as filed on June 12, 2006 ("Amendment No. 2"). In connection herewith, the Company has filed by EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (as amended by Amendment No. 3, the "Registration Statement"). Enclosed is a copy of the Registration Statement marked to reflect changes made to Amendment No. 2. If additional copies of the Registration Statement are needed, please let us know.

        Set forth below are the Staff's June 30, 2006 comments, indicated in bold, followed by responses on behalf of the Company.

Form S-1, as amended

General

        1.     In the FWP you filed on May 12, 2006, the company is cited as saying that "an independent appraiser conservatively valued its shares at $8.85". The appraisal is not mentioned as among the factors considered in determining the offering price at page 110, nor could we find reference to the appraisal in the prospectus. Please advise or revise. We may have additional comments.

        As discussed with the Staff, the author of the newspaper article included in the referenced Form FWP appears to have taken the $8.85 per share appraisal figure from the Executive Compensation section of the Company's Annual Report on Form 10-K, in which the Company used that figure as the basis for determining the potential realizable value, and the year-end value, of certain stock options granted during 2005. As disclosed in the Form 10-K, (i) the appraisal was not conducted in order to determine the offering price for the Company's initial public offering and (ii) the appraisal amount reflects liquidity and minority interest discounts that would not apply to publicly-traded stock. Accordingly, while certain of the factors considered in the appraisal will also be relevant in determining the offering price (e.g., factors relating to the Company's financial condition and operating results), the appraisal is not, in itself, likely to be viewed as a material factor in determining the offering price.

Special Note Regarding Forward-Looking Statements, page 30

        2.     Since this is your initial public offering, the safe harbor that the Private Securities Litigation Reform Act of 1995 otherwise would provide is unavailable to you. See, Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Ensure that your disclosure does not suggest that the safe harbor is applicable by deleting any reference to the PSLRA or the safe harbor here and in your other documents, such as your FWPs.

        Page 31 of the Registration Statement has been revised in response to the Staff's comment. Any subsequent free writing prospectuses used by the Company will be consistent with the revised disclosure in the Registration Statement.

Non-GAAP Financial Measures and Reconciliations, page 11

        3.     We note your disclosure and reconciliation of Adjusted EBITDA as a measure that is "useful in understanding [y]our operating performance and [y]our ability to generate cash flow from operations to satisfy debt service and capital expenditure requirements". We also note Adjusted EBITDA excludes non-cash expenses related to share-based payments and unrealized gains and losses on derivative instruments, which are recurring items. Please revise your disclosure to clearly address why these amounts have been excluded from the measure and why the resulting measure is more useful than net income in an investor's understanding of your business. Please refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003 and SAB Topic 14:G for further guidance.

        Pages 11 and 12 of the Registration Statement have been revised in response to the Staff's comment.

        4.     On a related note, as you use Adjusted EBITDA as both a measure of operating performance and liquidity, please expand your current disclosures to include a reconciliation of Adjusted EBITDA to cash flows from operations, or the most comparable GAAP financial measure of liquidity.

        As discussed with the Staff, page 11 of the Registration Statement has been revised to clarify that the Company views its Adjusted EBITDA measure not as a measure of its liquidity but of its operating performance.

Financial Statements

Venoco, Inc.

12. Litigation, page F-29

Personal Injury Claims, page F-30

        5.     Please revise your disclosure to clarify whether you believe you have no liability for the complaint filed on February 23, 2006 or if you believe you have a liability, for which it is possible but not reasonably estimable. Your current disclosure appears contradictory by stating you have no liability but then continuing to state the extent of such liability cannot be predicted at this time.

        Page F-33 of the Registration Statement has been revised in response to the Staff's comment.

15. Supplemental Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited), page F-34

Capitalized Costs Incurred, page F-34

        6.     We note your inclusion of asset retirement obligation costs and the related footnote (1). Please remove the asset retirement obligation line item as there is no provision for this line item in paragraph 21 and Illustration 2 of SFAS 69. Refer to our February 2004 industry letter at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm. Please make similar revisions to footnote 11 to the financial statements of TexCal Energy (LP) LLC on pages F-69 and F-70.

        Pages F-39, F-75 and F-76 of the Registration Statement have been revised in response to the Staff's comment.

TexCal Energy (LP) LLC

Note 2—Acquisition of Certain Assets and Liabilities, page F-57

        7.     We understand TexCal Energy (LP) LLC is the successor to the operations of Tri-Union Development Corporation ("TDC"), which filed for bankruptcy protection in October 2003. You have disclosed that the financial statements have been prepared under the guidance of SOP 90-7. However, it is unclear if you have accounted for activities upon emerging from Chapter 11 reorganization under fresh start accounting. Please amend your disclosures to state if you applied fresh start accounting in your financial statements, as of what date such accounting was applied and the basis for qualifying for fresh start accounting under SOP 90-7.36. In addition, expand your disclosures to provide the information required by SOP 90-7.39.

        As disclosed on page F-62 of the Registration Statement, TexCal Energy (LP) LLC ("TexCal") was formed in order to purchase certain assets of Tri-Union Development Corporation ("TDC") in connection with the bankruptcy of TDC. The financial statements of TDC included in the Registration Statement were prepared in accordance with SOP 90-7. Because TexCal was not a debtor in TDC's bankruptcy proceeding, however, its financial statements were not prepared in accordance with SOP 90-7 and fresh start accounting principles were not applied. Page F-62 of the Registration Statement has been revised to clarify this point. TexCal's application of SFAS 141 to its acquisition of assets from TDC is described on pages F-62 and F-63 of the Registration Statement. As discussed with the Staff, although TexCal and TDC are separate entities, TexCal acquired "the major portion of the business and assets" of TDC, and the Company therefore views TDC as TexCal's "predecessor" within the meaning of Rule 405 under the Securities Act.

        8.     On a related matter, please clarify your disclosures to state exactly how the successor acquired a 100% interest in the assets and liabilities of TDC. Based on your current disclosures, the interests held by the Noteholders versus TexCal Energy (LP) LLC in the assets and liabilities of TDC as of October 1, 2004 are unclear. You state certain oil and gas assets were transferred to the Subsidiaries, as defined, and the remaining assets and liabilities were acquired by the General Partner. Your disclosure continues to then discuss the common units interests of the Limited Partner held by the Noteholders. Your disclosure does not discuss what consideration was transferred in return for the acquisition by the Subsidiaries and the General Partner. It is also unclear how the Limited Partner obtained any interest in these acquired net assets. Please clarify your disclosures.

        The Staff is advised that the holders of TDC's 12.5% notes (the "TDC Notes") contributed those notes to TexCal, making TexCal TDC's principal creditor. In the TDC bankruptcy, TexCal was permitted to credit bid in the obligations represented by the TDC Notes as consideration for the purchase of certain assets and liabilities of TDC in a sale administered by the bankruptcy court pursuant to Section 363 of the U.S. Bankruptcy Code (the "363 Sale"). TexCal assigned to its wholly owned subsidiaries TexCal Energy (GP) LLC, TexCal Energy North Cal L.P. and TexCal Energy South Texas L.P. the right to receive directly from TDC certain of the assets acquired. The disclosures in Notes 1 and 2 of the TexCal Consolidated Financial Statements on Pages F-62 and F-63 have been revised to clarify the acquisition structure.

        9.     Expand your disclosures and tell us how you accounted for the extinguishment of the senior secured notes in return for the $98 million in equity.

        As disclosed on page F-62 of the Registration Statement, TexCal was initially capitalized through the contribution of the TDC Notes by the holders of those notes in exchange for equity interests in TexCal. The TDC Notes remained outstanding obligations of TDC following that contribution. Subsequently, TDC extinguished the TDC Notes after TexCal paid them to TDC in the 363 Sale. Because that cancellation occurred concurrent with the completion of the 363 Sale on October 1, 2004 (the date of "Inception," as that term is defined on page F-62 of the Registration Statement), it is not reflected in the TDC financial statements included in the Registration Statement. In addition, because the TDC Notes were never obligations of TexCal, the cancellation is not reflected on the financial statements of TexCal.

Note 6—Asset Retirement Obligation, page F-64

        10.   Please reconcile the difference between the $20,731 asset retirement obligation recorded in the predecessor's financial statements as of September 30, 2004 and the $7,242 asset retirement obligation recorded by the successor as of October 1, 2004. Please expand your disclosures to explain the reason for the significant decrease in the balance.

        As discussed with the Staff, the principal reason for the difference between TDC's asset retirement obligation ("ARO") as of September 30, 2004 and TexCal's ARO as of October 1, 2004 is the fact that TDC's ARO included obligations associated with its offshore Texas assets, and TexCal did not acquire those assets in the 363 Sale. As discussed in the response to comment 7 above, TexCal acquired the major portion of TDC's business and assets overall. Because the ARO associated with TDC's offshore assets was high in relation to the value of those assets, however, TexCal acquired less than 50% of TDC's total ARO. The ARO associated with TDC's offshore Texas assets was high relative to that associated with its onshore assets due to the greater expense involved in retiring offshore drilling equipment and facilities.

Note 9—Successor—Member's Equity, page F-67

        11.   Please clarify what you mean by the statement: "The Limited Partner is the sole member of the General Partner."

        The Staff is advised that the Limited Partner (i.e., TexCal) and the General Partner (TexCal Energy (GP) LLC) are limited liability companies organized under the laws of the State of Delaware. The Limited Partner was admitted as the sole member of the General Partner pursuant to Section 18-301 of the Delaware Limited Liability Company Act in connection with the formation of the General Partner in September 2004, and its status has not changed since that time. Page F-74 has been revised to provide a clearer description of the relationship between the Limited Partner and the General Partner.

* * * * *

        In addition, the Registration Statement has been revised in response to comments given by the Staff in a telephone conversation. In particular, the Risk Factors section has been revised to eliminate certain mitigating language. Also, a form of the opinion to be given by this firm in connection with the offering has been filed as an exhibit to the Registration Statement.

        Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7335. In addition, we are available to meet with the Staff to discuss any issues that the Staff deems appropriate. Thank you in advance for your assistance.

Very truly yours,
/s/ JOHN A. ELOFSON
John A. Elofson for Davis Graham & Stubbs LLP

Enclosure

  cc:
  Jason Wynn
  Timothy Levenberg
  Shannon Buskirk
  April Sifford

    Ronald Winfrey
    Timothy Marquez
    Bill Schneider
    David Christofferson
    Terry Anderson
    Douglas Griggs
    Seth Molay
    Michael Chambers
    Patricia Peterson